Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDENDS

	For the year ended December 31,
(dollars in thousands)	2008	2007	2006	2005	2004
Income before net loss on real estate disposals, reversal of contingent liability, income taxes, discontinued operations, noncontrolling interest and preferred stock dividends and issuance costs	$138,951	$110,431	$117,695	$114,373	$88,506
Interest expense
Senior notes payable and other debt	204,549	196,773	127,398	92,204	55,949

Earnings	$343,500	$307,204	$245,093	$206,577	$144,455

Interest
Senior notes payable and other debt expense	$204,549	$196,773	$127,398	$92,204	$55,949
Interest capitalized	114	—	—	—	—
Preferred stock dividends	—	3,449	—	—	—

Fixed charges	$204,663	$200,222	$127,398	$92,204	$55,949

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.68	1.53	1.92	2.24	2.58